
03056920

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BNP Residential Properties, Inc.
Exact Name of Registrant as Specified in Charter

CIK No. 812150
Registrant CIK Number

DEF 14A FOR 4/17/03
Schedule 14A, Definitive Proxy Statement (April 18, 2003)
Electronic Report of Which the Documents are a Part

File No. 1-9496
SEC File Number


RECEIVED
APR 23 2003
WASH. D.C.
180
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, April 22, 2003.

BNP RESIDENTIAL PROPERTIES, INC.

By: [signature]
Pamela B. Bruno
Vice President, Controller and
Chief Accounting Officer

Exhibit Attached:

--Paper copy of the performance graph included in BNP Residential Properties, Inc. Proxy Statement for Annual Meeting of Shareholders, Schedule 14A filed via EDGAR April 21, 2003



STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph compares the company's performance to the S&P 500 and the index of equity REITs prepared by the National Association of Real Estate Investment Trusts ("NAREIT") for the last five years. The stock price performance graph assumes an initial investment on December 31, 1997, of $100 in the company and the two indexes, and further assumes the reinvestment of all dividends.

Equity REITs are defined as those that derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity index includes all tax qualified real estate investment trusts listed on the New York Stock Exchange, American Stock Exchange and NASDAQ National Market System. Stock price performance is not necessarily indicative of future results.


170
150
130
110
90
70
50
1997
1998
1999
2000
2001
2002
The Company
NAREIT
S&P 500

Data points:

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
The Company	100.00	82.51	74.15	75.97	117.89	129.50
NAREIT	100.00	82.50	78.69	99.43	113.29	117.61
S&P 500	100.00	128.58	155.63	141.46	124.65	97.10